Exhibit 99.2

Corporate Presentation January 2009 CXSP NASDAQ LISTED CXS ASX LISTED

2 Safe Harbor Statement and Recognition of Trademarks Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe,” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward looking statements. Investors should be aware that there are no assurances that results will not differ from those projected. Quinamed® is a registered trademark of ChemGenex Pharmaceuticals Limited Gleevec®/ Glivec® is a registered trademark of Novartis AG Sprycel® is a registered trademark of the Bristol-Myers Squibb Company Tasigna® is a registered trademark of Novartis AG

Company Overview Emerging, oncology focused biopharmaceuticals company Leveraging knowledge of genetic variability to develop novel small molecule therapeutic solutions in niche areas of high unmet medical need Late-stage product pipeline Offering a novel mechanism of action in important hematological disorders Strong board and senior management team Listed on ASX (CXS) and Nasdaq (CXSP) 3

4 Pipeline T315I+ Chronic Myeloid Leukemia Myelodysplastic Syndrome Acute Myeloid Leukemia Solid Cancers Omacetaxine mepesuccinate Quinamed DISCOVERY PRECLINICAL PHASE 1 PHASE 2 PHASE 2/3 3rd Line Chronic Myeloid Leukemia MRD Chronic Myeloid Leukemia

5 Leadership Team Management Greg Collier, PhD* Chief Executive Officer and Managing Director Dennis Brown, PhD* Chief Scientific Officer and Director Adam Craig, MD, PhD, MBA Senior Vice President and Chief Medical Officer James Campbell, PhD, MBA Vice President and Chief Operating Officer Luana Staiger, BS Vice President of Regulatory Affairs Rick Merrigan, MBA Chief Financial Officer *Board Member Board of Directors Brett Heading, LLB (Chairman) McCullough Robertson Lawyers Dan Janney, BA, MBA Alta Partners Geoff Brooke, MBBS, MBA GBS Partners Elmer Schnee, BCom Mkting Merck Serono George Morstyn, MBBS, PhD Former SVP and CMO, Amgen Don Santel, BSE, MS Former CEO, Co-Therix Julie Cherrington, PhD President, Phenomix Corporation Jean-Luc Tétard President, Stragen Pharma

6 Omacetaxine mepesuccinate A first-in-class cetaxine with demonstrated clinical activity in CML, MDS and AML

Omacetaxine Activity Mechanism of Action Induces apoptosis by inhibition of key oncoproteins, particularly Mcl-1 and XIAP Acts independently of tyrosine kinase inhibitors Stem cells Effective at killing CML stem cells as well as peripheral leukemic cells, unlike approved tyrosine kinase inhibitors Clinical efficacy Demonstrated activity in patients with CML, AML and MDS 7

Omacetaxine Profile US patents covering manufacturing, uses, and formulations Orphan drug designation in USA and EU in CML Novel mode of action for blood malignancies Patient convenient administration Subcutaneously at home Speed to market strategy Indications Phase 2/3 studies underway in CML niche indications T315I Bcr-Abl mutation (demonstrated responses) Failure of two or more TKIs (3rd line opportunity) Expansion opportunities in MDS and AML 8

9 Omacetaxine for the treatment of CML

Present and Emerging Opportunities in CML World CML prevalence >150,000 patients and growing Market growth 18% (CAGR) Gleevec (Imatinib) approved in 2001 – first effective therapy Targeted tyrosine kinase inhibitor (TKI) Global sales of US$3.3 billion in 2007 (60% in CML) (~ US$46-74k pa) Current challenges with Gleevec Resistance is an emerging issue in CML Gleevec is a suppressant not an eradication therapy - Minimal Residual Disease Resistance is linked to Bcr-Abl point mutations 44% of TKI failures have mutations - T315I most frequent (15-20%) Two approved second line therapies Sprycel (Dasatinib) by BMS approved in June 2006 (~ US$68k pa) Tasigna (Nilotinib) by Novartis approved in October 2007 (~ US$79k pa) Second generation and TKIs in development are ineffective against T315I mutation No therapeutic options for 3rd line interventions 10

CML - Speed to Market Strategy Targeting an area of unmet medical need Chronic phase CML T315I+ imatinib failure patients Regulatory approach Subpart H filing with rolling NDA submission Clinical trials Study 202 – CML patients with the T315I mutation who have failed imatinib Study 203 – CML patients who have failed two or more tyrosine kinase inhibitors 11

12 Omacetaxine Clinical Trial Phase 2/3 in T315I+ CML Design Open label, adaptive design Patients 80-100 patients planned Sites ~35 in US and EU Inclusion Criteria Patients who have failed imatinib and have T315I Bcr-Abl mutation Patients will be categorized according to chronic, accelerated and blast-phase CML Dose Induction phase: 1.25 mg/m2 by subcutaneous injection two times a day for 14 days, every 28 days; up to 6 cycles Maintenance phase: As per induction, but 7 days treatment every 28 days Primary and secondary endpoints Hematologic and cytogenetic response Regulatory Status Fast Track status granted by FDA in November 2006 FDA and EMEA orphan drug designation for CML

Study 202 – Hematologic and Cytogenetic Responses 13 ASH 2008 Response Number (%) Chronic Phase N=25 Accelerated Phase N=11 Blast Phase N=8 Hematologic Response Overall 20 (80) 5 (45) 1 (13) Complete Hematologic Response (CHR) 20 (80) 2 (18) - Hematologic Improvement (HI) NA 1 (9) - Return to Chronic Phase (RCP) NA 2 (18) 1 (13) Cytogenetic Response Overall 7 (28) 1 (9) - Major* 5 (20) - - Complete 4 (16) - - Partial 1 (4) - - Minimal 2 (8) 1 (9) - Molecular Response Major 2 (8) - - *One complete and one partial cytogenetic response are unconfirmed

Study 202 – Duration of Responses 14 ASH 2008 Median Duration of Response Months (range) Chronic Phase N = 20 Accelerated Phase N = 5 Blast Phase N = 1 Hematologic Response CHR 11.5 (3.5 - 25.4+) 9.6 (8.3 – 10.9+) - HI NA 2.8 - RCP NA 2.0 (2.0 - 2.0+) 3.4 Cytogenetic Response Complete 4.8 (0.3 – 9.7+) - - Partial 4.2 - - Minimal 4.0 (3.9 - 20.8+) 2.3 -

Study 202 – Progression Free Survival 15 Progression Free Survival (PFS) CP - 80% at 1 year; 70% at 2 years AP - 25% at 1 year BP - 44% at 6 month ASH 2008

Study 202 – Rapid Reduction of the T315I Clone 16 The T315I mutated clone is rapidly and substantially reduced in CP patients In 64% of patients, the T315I clone is reduced below the limit of detection ASH 2008

17 Overall Safety Profile The primary toxicity is myelosuppression Easily managed and controlled by reducing the number of dosing days per cycle Typical cytotoxic side effects are uncommon Alopecia, nausea, vomiting, diarrhea, mucositis, edema and hepatic toxicity are absent/infrequent (<10%) and mild No treatment-related deaths

T315I+ CML FDA / EMEA Approval Strategy

- Rolling NDA submission per Fast Track designation
  - Non-clinical section – Submitted
  - CMC section – Q1 2009
  - Clinical Section – Mid-2009
  - Approval and launch 2010
- Clinical pre-NDA meeting to be scheduled ~4 months prior to filing
- EMEA – centralized filing
  - MAA submission end Q3 2009
  - Approval end of Q2 2010

18

CHEMGENEX PHARMACEUTICALS

19 Regulatory Precedents - Leukemias Clolar (clofarabine) Approved 2004 for ALL in pediatrics on data from 49 patients Overall 113 patients in efficacy database (both ALL and AML) Trisenox (arsenic trioxide) Approved 2000 in APL Efficacy dataset at approved dose = 42 patients (92 patients overall) Arranon (nelarabine) Approved 2006 for T-cell ALL Efficacy dataset at approved dose = 39 patients (148 patients overall) Mylotarg (gemtuzumab) Approved 2000 for relapsed AML 3 open-label studies, total 142 patients

20 Estimates Put Global CML Market Growth Above 18% Source: Bernstein Research January 2007 Risk-adjusted Global CML Market Forecast (US$ M) US RoW Gleevec ($3,529 M) Sprycel ($1,564 M) Tasigna ($1,140 M) T315I+ ($336 M) Other ($144 M) Estimated Market Size Estimated Market Structure

CML Clinical and Regulatory Timeline 21 T315I+ CML Pivotal Phase 2 FDA Review Commercial launch 3rd Line CML Pivotal Phase 2 FDA Review Commercial launch MRD in CML Pivotal Phase 3 Phase 2 2008 2009 2010 2011 2012 2013

22 Omacetaxine for the treatment of MDS

Myelodysplastic Syndrome (MDS) Common disease, particularly in the elderly ~17,000 new cases per year Front-line therapies approved with low-response rates (~9-15%) Azacytidine (Pharmion/Celgene) – hypomethylating agent Decitabine (MGI Pharma) – hypomethylating agent Lenalidomide (Celgene) – thalidomide analogue All patients eventually lose their response and progress to second line therapies (no approved therapies) Feldman et al. (1996) reported 28% response rate using omacetaxine 23

MDS – Approval Strategies Limited efficacy demonstrated by current approved therapies Remissions not sustained long term Opportunity for front line approval following phase 3 randomized study 24

Omacetaxine Clinical and Regulatory Timeline 25 T315I+ CML Pivotal Phase 2 FDA Review Commercial launch 3rd Line CML Pivotal Phase 2 FDA Review Commercial launch MRD in CML Pivotal Phase 3 Phase 2 2nd Line MDS Pivotal Phase 3 FDA Review Commercial launch Pilot Phase 2 AML Pivotal Phase 3 Phase 2 2008 2009 2010 2011 2012 2013

Program Development Summary Omacetaxine is being developed in major therapeutic areas: CML, MDS, AML Speed to market strategy in T315I+ chronic phase CML population, under subpart H rule First approval in CML anticipated in 2010 Second and third CML approvals anticipated in late 2010 and 2013, respectively Other approval strategies to follow in MDS and AML 26

Upcoming Key Milestones Final CP patient enrolled Q1 ’09 Pre-NDA meeting with FDA Q1 ’09 Submission of second section of rolling NDA (CMC section) Q1 ’09 Submission of Clinical Section and Completion of rolling NDA filing mid 2009 MAA submission with EMEA Q3 2009 27

Financial Snapshot 28 Financial Parameter Measurement ASX CXS 240 million shares NASDAQ Small Cap CXSP (1 ADR = 15 shares) Market Capitalization*: A$ 110 million Cash held**: A$ 20.4 million Current burn rate: A$ 4.6 million per quarter Significant Shareholders* Alta Partners (17%), Stragen Pharma (16%), Merck KGaA (8%), GBS (8%), QIC (7%) * Effective 7 January 2009 ** Estimate 30 September, 2008

29 Contacts Australia Level 4, 199 Moorabool St, Geelong, Victoria 3220 Tel: +61 3 5223 9900 www.chemgenex.com USA Suite 100 3715 Haven Avenue, Menlo Park, CA 94025 Tel: +1 650 474 9800

30 Appendices

Omacetaxine is the Most Advanced Candidate for T315I Mutation


DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 2/3
ChemGenex - Omacetaxine
Merck-Vertex – MK0457
Nerviano - PHA-739358
Astex Therapeutics – AT9283
Exelixis – XL228
Piramal – NPB-001-05
Kyowa Hakko – KW2449
MedImmune/Infinity – IPI504
Eli Lilly/SGX

ChemGenex
PHARMACEUTICALS

31

International Experts as Advisors and Investigators

Hagop Kantarjian, MD	Chairman, Leukemia Dept	M.D. Anderson/Houston
Jorge Cortes, MD	Chief, Chronic Leukemia Dept	M.D. Anderson/Houston
Prof. Andreas Hochhaus, MD	Professor of Internal Medicine	Heidelberg University
François Guilhot, MD	Professor of Hematology	University of Poitiers
Mauricette Michallet, MD	Professor of Hematology	Hospital Edouard Herriot, Lyon
David Marin, MD	Professor of Hematology	Imperial College London
Peter Wiernik, MD	Director, Cancer Center	Our Lady of Mercy, the Bronx
Thierry Facon, MD	Professor of Hematology	Lille University Hospital
Philippe Rousselot, MD	Professor of Hematology	Versailles University Hospital
Dan Douer, MD	Assoc Prof of Hematology	Norris Cancer Center, USC, LA
Richard Van Etten, MD	Professor of Hematology	Tufts Medical Center, Boston
Meir Wetzler, MD	Assoc Prof of Medicine	Roswell Park Center, Buffalo
Jean Khoury, MD	Assoc Prof of Hematology	Emory University, Atlanta
Candido E. Rivera, MD	Assistant Prof of Medicine	Mayo Clinic, Jacksonville
Philipp le Coutre, MD	Professor of Hematology	Humboldt Universität, Berlin
Luke Akard, MD	Co-Director	Indiana Blood & Marrow Transplantation
Jeffrey Lipton, MD	Associate Professor	Princess Margaret Hospital, Toronto
Laurence Legros, MD	Professor of Hematology	Hôpital Archet 1, Nice

32

ChemGenex Pharmaceuticals

Target Product Profile – 2010 Label Category Target Product Profile Product Description A first in-class cetaxine with clinical activity against T315I+ Chronic Phase CML disease Clinical Indication T315I+ CML CP patients who have failed a minimum of imatinib therapy Dosage and Formulation 5 mg sterile lyophilized vials; 2 vial daily dose pack Dose Regimen 1.25 mg/m2 subcutaneously, twice a day, by self administration – 14 days per month induction until a response, then 7 days a month maintenance Efficacy 10-20% major cytogenetic response (MCyR) rate and 70%+ complete hematologic response (CHR) rate Side Effects Myelosuppression (managed by reduction in dosing days)